RADICA GAMES LIMITED
                    ANNOUNCES LICENSE AGREEMENT FOR TETRIS(R)


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MARCH 15, 2000                                       PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(Hong Kong) Radica (NASDAQ RADA) has entered into an exclusive licensing agreement with The Tetris Company, LLC, for the rights to market new Tetris(R) electronic handheld games in North America, South America and Europe. The Company said it plans to introduce new Tetris(R) products beginning in the Spring of 2001.

Pat Feely, Radica's CEO said, "We are thrilled to have the opportunity to take the Tetris license, which has become a gaming classic, into exciting new handheld game formats. Tetris will be an outstanding addition to the Radica line of products."

Tetris(R) has sold over 60 million licensed copies since 1986, making it one of the most successful video games in history. Tetris is an electronic "puzzle" game in which the player must arrange a sequence of random falling Tetraminos, each made of four adjacent blocks, to complete horizontal lines within a rectangular playfield. When a complete line is formed, it will then be cleared of blocks, and the player will score points. Depending on the mode of play, the game will finish when either a set goal has been completed or the playfield fills to the top.

"Tetris is the perfect game for electronic handheld games. Tetris sold over 30 million units for Nintendo's Game Boy. We are very excited to be working with Radica," says Henk Rogers, CEO of Blue Planet Software, Inc., the exclusive agent for The Tetris Company.


     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Blue Planet Software, Inc. is a computer game designer and developer engaged in the creation of first-class intellectual properties targeted at a mass-market, mainstream audience. A major part of its activity centers around the long-term strategic management of the Tetris brand, for which it acts as sole agent. Blue Planet was formed in 1996 and is based in San Francisco.

Tetris is a registered trademark of Elorg and has been licensed to The Tetris Company.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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